Item 13A - Brief description

Bloomberg – Bloomberg Vault
Organization Name: Bloomberg Finance L.P.
Effective date: 23 June 2014
Address:
BLOOMBERG FINANCE L.P.
731 Lexington Avenue
New York, NY 10022

Short description:
Bloomberg Vault is used for storing and surveillance of communication data such as email and chat. The system is maintained by Bloomberg and SEB is entering and accessing data through system GUI as well as interfaces.

IHS Markit - SwapOne
Organization Name: Markit Group Limited
Effective date: 20 May 2021
Address:
4th floor, Ropemaker Place
25 Ropemaker Street
London EC2Y 9LY
United Kingdom

Short description:
SwapOne is used for position keeping and life cycle management of equity swaps. The system is maintained by IHS Markit and SEB is entering and accessing data through system GUI as well as interfaces.

IHS Markit – Markit ISDA Amend
Organization Name: Markit Group Limited
Effective date: 12 December 2012
Address:
4th floor, Ropemaker Place
25 Ropemaker Street
London EC2Y 9LY
United Kingdom

Short description:
Markit ISDA Amend is used for making and storing regulatory elections, declarations and securely permission information to trading counterparties via ISDA protocols. The system is maintained by IHS Markit and SEB is entering and accessing data through system GUI.

Item 13B - Brief description

Organization Name: JP Morgan AG, Frankfurt
Effective date: 23 October 2020
Address:
Taunustor 1
60310 Frankfurt am Main
Germany

Short description:
JP Morgan AG, Frankfurt is the Clearing Member for CDS trades cleared at LCH CDSClear, which SEB uses for clearing single-name and iTraxx CDS at that CCP.

Organization Name: BNP Paribas Securities Services London
Effective date: 1st February 2005
Address:
10 Harewood Avenue
London NW1 6AA
United Kingdom

Short description:
The service arrangement includes custody, settlement and services regarding tax and corporate events.